SICHENZIA ROSS FRIEDMAN FERENCE LLP
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                                                       March 6, 2007


U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Barbara Jacobs,
        Assistant Director
      Jeff Werbitt, Esq.
      Jay Ingram, Esq.


     Re: ProtoSource Corporation
         Schedule 14A filed December 19, 2006
         File No: 0-25594

Ladies and Gentlemen:

     ProtoSource Corporation (the "Company"), has today filed an amended preliminary information statement. This letter responds to your letter dated December 22, 2006, relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

     The responses to the staff's comments are numbered to relate to the corresponding comments in your letter.

General
-------

     1. The Company is relying on Instruction 1 to Item 13 of Schedule 14A in connection with the omission of financial statements and other information. In particular, the action being taken relates solely to an increase in the Company's authorized common stock and does not relate to an exchange, merger, consolidation, acquisition or similar transaction. Therefore, we do not believe the inclusion of financial statements and other information required by Item 13 would be material to the exercise of prudent judgment by an investor.

     2. The disclosure has been revised to include a materially complete description of the issuances identified in the first full paragraph on page 3.

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                               *******************

     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                           Very truly yours,


                                           /s/ Thomas A. Rose
                                           ------------------
                                           Thomas A. Rose


cc:  Mr. Peter Wardle,